UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM U-57

NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

Filed Under Section 33(a) of the
Public Utility Holding Company Act of 1935, as amended

Monte Rio Power Corporation, Ltd.

(Name of foreign utility company)

Caterpillar Power Ventures Corporation

(Name of filing company, if filed on behalf of a foreign utility company)

Caterpillar Power Ventures Corporation, a Delaware corporation, acting on behalf of Monte Rio Power Corporation, Ltd. ("Monte Rio"), hereby notifies the Securities and Exchange Commission (the "Commission") that Monte Rio proposes to be, and hereby claims status for, Monte Rio as a foreign utility company within the meaning of Section 33 of the Public Utility Holding Company Act of 1935, as amended ("PUHCA").

Item 1. State the name of the entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission, and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. To the extent known, identify each person that holds five percent or more of any class of voting securities of the foreign utility company and describe the amount and nature of the interest.

The name and business address of the entity claiming foreign utility company status is:

Monte Rio Power Corporation, Ltd.

c/o AS & K Services Ltd.

Cedar House

41 Cedar Avenue

Hamilton, HM 12 (Bermuda)

Facilities:

Monte Rio is a 101.5 MW electric power generating facility located in Azua, Dominican Republic. The facility is primarily a merchant plant that sells power to the Dominican transmission grid, however, small amounts of power will also be sold to industrial users pursuant to power purchase agreements.

Shareholding:

Name of Stockholder Percentage of common shares held

as of June 3, 2003

Caterpillar Power Ventures

International, Ltd. (formed under the

laws of the Islands of Bermuda) 50%

APD Ventures, Ltd. (formed under the

laws of the British Virgin Islands) 50%

The stockholders of Monte Rio are presently involved in negotiations to sell a portion of their interest in Monte Rio to C/R Monte Rio Holdings, Ltd., a company organized under the laws of the Cayman Islands. Following the transaction, which is expected to transpire no later than July 2003, the common shares of Monte Rio will be held as follows:

Caterpillar Power Ventures International: 27.65%

APD Ventures, Ltd.: 47.35%

C/R Monte Rio Holdings, Ltd.: 25%

Item 2. State the name of any domestic associate public utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public utility company for its interest in the foreign utility company.

N/A

EXHIBIT A

If applicable, the state certification(s) required under section 33(a)(2) of the Act. Certification(s) previously filed with the Commission may be incorporated by reference. If the certification(s) is not available at the time of filing the Form U-57, so state, and undertake to file such certification as an amendment when available; however, foreign utility company status will not be deemed obtained until all required certification(s) have been filed.

N/A

SIGNATURE

The undersigned Company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Caterpillar Power Ventures Corporation

By: /s/ Terry Sears

________________________

Terry Sears, Vice President

Dated: July 2, 2003